

Mailstop 4628

Corrected
August 25, 2017

<u>Via E-mail</u>
Mr. Chris Bellairs
Chief Financial Officer
Dean Foods Company
2711 North Haskell Avenue, Suite 3400
Dallas, Texas 75204

> **Re: Dean Foods Company**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 22, 2017**
> **Form 8-K Filed May 9, 2017**
> **Response Letter Dated August 3, 2017**
> **File No. 1-12755**

Dear Mr. Bellairs:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-6

Recently Issued Accounting Pronouncements, page F-9

1.   Your response to prior comment number 1 from our letter dated July 20, 2017 indicates that sales of bulk cream and other by-products are neither part of your ongoing major operations nor central to your operations. Further explain to us your basis for this statement. Based on our understanding, while by-products may not represent core

Mr. Chris Bellairs
Dean Foods Company
August 25, 2017

products of your business, they appear to result routinely and directly from processing of raw milk. Based on the description of your business in your 10-K, processing raw milk appears to be part of your ongoing major operations and central to your operations. As part of your response, explain why you believe it is consistent to report sales of cream, when sold as a discrete product in bulk form, as a reduction to cost of sales while reporting sales of cream, when combined with other ingredients, as revenue.

2.   We note the assertion in your response that SEC Regulation S-X does not require by-product or scrap sales to be reflected in a specific income statement line item. Explain how this assertion is consistent with Rule 5-03.1(b) of Regulation S-X, which requires separate disclosure of net sales of tangible products.

3.   Describe the customers and contractual terms involved in your by-product sales, and explain how these compare to the customers and contractual terms involved in your other product sales.

Form 8-K dated May 9, 2017

Exhibit 99.1- Earnings Release for the First Quarter of 2017

Non-GAAP Financial Measures

Adjusted Operating Results

4.   Explain to us in greater detail why you believe that the incremental non-cash amortization expense associated with your reginal brands is not indicative of your core operating performance. In this regard, it appears that the launch of your national brand represented a fundamental strategic change to your core operations, and that the changes in the estimated useful lives, and the resulting amortization, of the regional brand trademarks are both a direct result of and reflective of that strategic change.

        You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

                                                Sincerely,

                                                /s/ Brad Skinner

                                                Brad Skinner
                                                Senior Assistant Chief Accountant
                                                Office of Natural Resources